

State of North Carolina
Department of The Secretary of State

CERTIFICATE OF REINSTATEMENT
FROM REVENUE SUSPENSION IN ERROR

7625 CHAPELHILL DR
ORLANDO, FL 32819

Re: INFORMATION ARCHITECTS CORPORATION

The North Carolina Department of Revenue has notified this office that the above referenced corporation was certified for suspension in error. Please be advised that the corporation has been reinstated. We have corrected the original notification from Revenue.

On behalf of the State, we apologize for any inconvenience this error may have caused.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 5th day of April, 2011

Elaine F. Marshall
Secretary of State

Document Id: C201109500117